UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 6, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

SIGNATURES

Documents Furnished By the Registrant

1. Press Release of the Registrant dated November 4, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: November 6, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Commonwealth Bank launches $2.5 bn securitisation of small and medium-sized entity credit exposures — a first for the Australian market

Sydney 4 November 2003: The Commonwealth Bank today launched a $2.5 billion synthetic securitisation of credit exposures to Australian small and medium-sized entities (SMEs). This involved the issue of $177.5 million credit linked notes to institutional investors through the Medallion securitisation programme. Commonwealth Bank acted as sole lead manager and arranger of the transaction, a first for the Australian market.

Michael Ullmer, Group Executive, Institutional & Business Services, said that by undertaking this securitisation, the Bank was optimising value through better utilisation of economic capital at the same time as actively managing credit concentrations in its portfolio. “By utilising innovative technology to redistribute credit risk, the Bank is also meeting institutional demand for new forms of investment,” Mr Ullmer said.

This groundbreaking transaction involves the Bank entering into a credit swap with the Medallion Trust linked to a $2.5 billion portfolio of credit exposures to unrated SMEs considered to be in the commercial property sector.

Unlike the CDO (collateralised debt obligation) market which involves large externally rated corporations, the SME clients are originated and serviced by the Bank and have no external rating. Unlike Residential Mortgage Backed Securitisation (RMBS) transactions, the underlying loans are not homogeneous and reflect the varied nature of small business customers.

Each of these entities may conduct a range of credit products including fully drawn loans, commercial bill facilities and overdrafts. The SME exposures are secured, primarily by commercial real property. The transaction permits substitution of other reference entities into the portfolio during the first 4 years, which maximises the efficiency of the credit protection to the Bank as entities prepay.

Medallion Trust will issue $177.5 million of credit-linked notes, the proceeds of which will be placed on deposit with the Bank.

Michael Cameron, Group Executive, Financial and Risk Management, said that the transaction reflected the continued progress by the Bank in using innovative techniques such as securitisation to improve risk returns. “The Bank was one of a very limited number of banks globally that have successfully adapted this technology to securitise its SME portfolio,” Mr Cameron said.

“This represents another important development in the Commonwealth Bank’s securitisation capacity and positions the Bank as a market leader utilising these techniques to reduce volatility and improve returns to shareholders.”

The transaction delivers economic risk transfer to the Bank but no regulatory capital relief under the current regulatory framework.

Further information on the structure of the deal is located on the Bank’s website: www.commbank.com.au/securitisation

Transaction Details:

Medallion — Series 2003-1 SME Credit Linked Trust

Class	Amount	Interest Basis	Maturity	Provisional Rating

A	$19,000,000	Floating	November 2008	A+/A1
B	$72,500,000	Floating	November 2008	A-/A3
C	$50,000,000	Floating	November 2008	BBB/Baa2
D	$12,000,000	Floating	November 2008	BBB-/Baa3
E	$24,000,000	Floating	November 2008	BB/Ba2

The transaction is being lead managed by the Commonwealth Bank. Securitisation Advisory Services, a wholly owned subsidiary of the Bank, will be the Manager of the Trust.

The Trustee is Perpetual Trustee Company Limited. Both Standard and Poor’s and Moody’s have assigned provisional ratings to the notes.

Pricing on the transaction is expected in mid November 2003.

(ENDS)

For further information, please contact

Bryan Fitzgerald
General Manager, Media
Group Corporate Relations
Telephone (02) 9378 2663